SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

August 7, 2013

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated herein by reference is a press release of the Company, dated August 7, 2013, entitled “Syneron Receives Korean MFDS Approval for elure™ Advanced Skin Lightening Products.”

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250) and on January 15, 2010 (Registration No. 333-164351).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By:	/s/ Hugo Goldman
Name: Hugo Goldman
Title: Chief Financial Officer

Date: August 7, 2013

Syneron Receives Korean MFDS Approval for elure™ Advanced Skin
Lightening Products

Expands Market for First-of-its-kind, Melanin Reducing, Skin Lightening Products

Yokneam, Israel, August 7, 2013 – Syneron Medical Ltd. (NASDAQ:ELOS), the leading global aesthetic device company, announced today that it has received Korean Ministry of Food and Drug Safety (MFDS) approval for its elure™ Advanced Skin Lightening products. Pre-commercial market and clinical research will commence immediately, with commercial launch plans to be announced subsequently.

“We are very proud to have received Korean MFDS approval for our elure™ product line. The MFDS conducted a thorough review of the laboratory testing and other data for elure™ to confirm that it meets the high safety and efficacy requirements required of Functional Cosmetics in Korea,” said Dr. Shimon Eckhouse, CEO of Syneron Medical. “Since its initial launch in other countries, we have received strong support from dermatologists who recommend elure™ to their patients to provide faster skin lightening results with an excellent safety profile for home-use. We are confident that elure™ will bring the same degree of unique efficacy and safety to the competitive Korean cosmetic market.”

“In our practice and studies we found very significant skin lightening results with Lignin Peroxidase, with no adverse events,” said dermatologist Zoe Diana Draelos, M.D., Consulting Professor, Department of Dermatology, Duke University School of Medicine, Durham, North Carolina.

“Asia is estimated to represent over $8 billion, or greater than 95% of global skin lightening retail revenues, with anywhere from 25% to over 50% of consumers using facial lightening products on a daily basis1. The safety and efficacy profile of the elure™ product line make it ideal for Asian populations, and we look forward to building commercial plans on a country by country basis,” said Jonathan Pearson, EVP Business Development, Topical Products, of Syneron Medical. “Korea, Japan, and the People’s Republic of China are the core countries and focus for elure™ in our Asia-Pacific strategy, so the Korean MFDS approval is a key milestone towards commercialization.”

The elure™ line of skin lightening cosmetic products was launched by Syneron in 2010. elure™ products are based on Lignin Peroxidase (LiP), a proprietary enzyme which limits the appearance of pigmentation while correcting uneven skin tone to reveal a brighter and more glowing complexion.

About Syneron Medical Ltd.
Syneron Medical Ltd. (NASDAQ: ELOS) is the leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint. The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, rejuvenation of the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under two distinct brands, Syneron and Candela. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. are located in Israel. Syneron also has R&D and manufacturing operations in the US. The Company markets, services and supports its products in 90 countries. It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide.

1 2010 edition of the 'Skin Lighteners' report by Global Industry Analysts

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS
Any statements contained in this document regarding future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Further, any statements that are not statements of historical fact (including statements containing “believes,” “anticipates,” “plans,” “expects,” “may,” “will,” “would,” “intends,” “estimates” and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, such as the company's ability to effectively market the new enhancements, as well as the risks set forth in Syneron Medical Ltd.’s most recent Annual Report on Form 20-F, and the other factors described in the filings that Syneron Medical Ltd. makes with the SEC from time to time. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, Syneron Medical Ltd.’s actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements.
In addition, the statements in this document reflect the expectations and beliefs of Syneron Medical Ltd. as of the date of this document. Syneron Medical Ltd. anticipates that subsequent events and developments will cause its expectations and beliefs to change. However, while Syneron Medical Ltd. may elect to update these forward-looking statements publicly in the future, it specifically disclaims any obligation to do so. The forward-looking statements of Syneron Medical Ltd. do not reflect the potential impact of any future dispositions or strategic transactions that may be undertaken. These forward-looking statements should not be relied upon as representing Syneron Medical Ltd.’s views as of any date after the date of this document.

Contacts:
Hugo Goldman, Chief Financial Officer
Email: hugo.goldman@syneron.com

Zack Kubow, The Ruth Group
646-536-7020
Email: zkubow@theruthgroup.com